March 14, 2007

Mr. Rufus Decker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blyth, Inc.
Form 10-K for the Fiscal Year ended January 31, 2006
Forms 10-Q for the Fiscal Quarters ended April 30, 2006, July 31, 2006, and October 31, 2006
File No. 1-13026

Dear Mr. Decker,

This letter is written in response to your letter of March 1, 2007.  As requested, this letter keys our responses to the comments that were set forth in your letter which, for ease of reference, we have set forth below, in italics, before our responses thereto.

General

Comment:

1.             Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Response:

We have included in our responses, where applicable, examples of what our additional or revised disclosures will look like and will include such revisions in future filings.

The revised disclosure included in Appendix A is representative of what our disclosure would have looked like considering all of your comments from your letters dated January 24, 2007 and March 1, 2007.  The Company’s critical accounting policy disclosure to be included in our fiscal 2007 Form 10-K to be filed on or around April 11, 2007, will follow a consistent format and will be updated to include the key assumptions and required explanations related to the fiscal 2007 analysis of goodwill and intangible assets.  The Company is in the process of completing its fiscal

2007 annual assessment of goodwill for impairment and although not yet finalized our review may result in an additional impairment of goodwill in our Wholesale segment.

Form 10-K for the year ended January 31, 2006

Critical Accounting Policies, page 25

Comment:

2.1          We have reviewed your responses to comments four and five and have the following additional comments.

•                  Given the small cushion between the assumed fair value and the carrying value of your Catalog & Internet, Wholesale Premium  and Sterno segment assets, please disclose in your revised critical accounting policies your assumptions regarding cash flows, capital expenditures and the terminal value multipliers for these segments.

Response:

The assumptions used to develop the cash flows and the capital expenditures are derived from our five-year business outlook. The business outlook is a five-year projection of the financial performance for each individual reporting unit. This includes an estimated statement of cash flows from operations, projected income statements, balance sheets and capital expenditure budgets. The assumptions used to develop the statements of cash flows incorporate the assumptions that were used to develop operating profit and capital expenditures. The key assumptions include revenue growth and capital expenditures which are included in the table in the proposed disclosure in Appendix A.

For capital expenditures, the Company uses its most recently developed capital expense budget for the first year of the outlook, which accounts for known capital spending projects plus an amount for unidentified spending. The subsequent years are developed based on historical trends in spending and known amounts for long term capital projects, if any.

For the terminal multiple, we used earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a certain factor for which an independent third party would pay for a similar business in an arms length transaction.  In determining this factor we used information that was available for similar transactions executed in the marketplace.

The multiple of EBITDA used contemplates among other things, the expected revenue growth of the business which in turn would require the use of a higher EBITDA multiple if revenue were expected to grow at a higher rate than normal.

The Company has revised its disclosure regarding significant assumptions to include capital spending and the terminal multiple used in determining fair value. Please refer to the table in the Company’s updated Critical Accounting Policies in Appendix A for the updated disclosure.

Comment:

2.2          We have reviewed your responses to comments four and five and have the following additional comments.

•                  Please expand your disclosure to clarify whether the decrease in fair value of the Catalog & Internet, Wholesale Premium and Sterno segment assets resulting from an assumed 1% increase in the discount rate and 1% decrease in the revenue growth would have resulted in the estimated fair value of these reporting units to be less than their carrying values and thus require you to perform a second step of the impairment test.

Response:

We have updated the Company’s revised Critical Accounting Policies in Appendix A to include statements with respect to a step 2 test for the Catalog & Internet segment and an additional impairment for the Wholesale segment in the amount of an additional $42.5 million.

2.3.                            In addition, please address the following:

•                  You reduced your assumed revenue growth rate for the Catalog & Internet segment from 3.0% in 2005 to 2.8% in 2006. Disclose the basis for the 2.8% revenue growth rate in 2006 given that revenue in this segment declined from $197.5 million in 2005 to $187.3 million in 2006.

Response:

Sales in the Catalog & Internet segment were $193.5 million rather than $197.5 million in 2005 as noted in your comment.

The Company completed most of the integration of Miles Kimball and Walter Drake as of January 31, 2005. The purpose of this integration was to reduce costs, including overhead, of the two businesses. In 2006, sales were less than expected and less than the prior year primarily due to complications resulting from the integration of the businesses, specifically in the Sales, Merchandising and Marketing disciplines. Also during 2006 we discontinued one of the catalog titles that was not profitable, which contributed approximately $5.0 million in sales in 2005.  Although this catalog was re-launched in 2006 under a new name it did not contribute a significant amount to sales in 2006. As noted, the integration was substantially complete as of January 31, 2005 and as a result, as of January 31, 2005 and as of the date of our valuation, the complications that occurred during 2006 were not expected to occur. The discontinuation of the catalog title during 2006 was also not contemplated as of January 31, 2005.  In addition to the discontinuation of the catalog title and the complications from the integration experienced during 2006, we believe that macro economic factors that influence discretionary consumer spending negatively impacted sales in 2006. Even though these factors resulted in sales declines for the Catalog and Internet business during 2006, we estimated future revenue growth of 2.8% as of January 31, 2006 because there was no reason to believe that the issues which occurred during 2006 would recur in 2007 or in future years. The 2007 revenue projections assumed that the integration issues were resolved and that the macro economic factors that negatively impacted sales during 2006 would not continue in 2007.  Additionally, we had no plans to modify products or catalog titles that would negatively impact sales.

The factors noted above that led to a decline in sales during 2006 were deemed to be short term issues resulting from the recent acquisitions and integration of these businesses.  These matters were not perceived to impact the long-term value of the business.

2.4.                            In addition, please address the following:

•                  Based on the sensitivity of modifications to the revenue growth rate on terminal values under the market multiple valuation approach, please disclose the multiple of EBITDA used in your goodwill impairment analyses in 2005, 2006 and 2007. Please also disclose in a comprehensive manner the economic basis for the EBITDA multiple selected and the reasons for changes to the EBITDA multiple, if any.

Response:

The Company has revised its disclosure in Appendix A regarding significant assumptions to include the terminal multiple used in determining fair value. We used earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a certain factor for which an independent third party would pay for a similar business in an arms length transaction.  In determining this factor we used information that was available for similar transactions executed in the marketplace. The multiple of EBITDA used contemplates among other things the expected revenue growth of the business which in turn would require the use of a higher EBITDA multiple if revenue were expected to grow at a higher rate than normal.

Note that for purposes of the discussion below, the 2007 EBITDA multiple is only included for the Wholesale Premium and Sterno reporting units since they were the only reporting units for which a valuation was performed during the second quarter of fiscal 2007.  The critical accounting policies to be included in our Fiscal 2007 Form 10-K will include a discussion of the EBITDA multiples used in our valuations as of January 31, 2007.

For the Catalog & Internet reporting unit, the Company used a terminal multiple of 7.5 as of January 31, 2005 and a terminal multiple of 8.5 as of January 31, 2006.  This multiple increased due to our belief that the integration of the Miles Kimball and Walter Drake businesses was substantially complete and the benefits of the integration would be realized beginning in 2006 and that the problems and additional costs associated with the integration would not recur in the future.

For the Wholesale Premium business, the Company used a terminal multiple of 6.3 as of January 31, 2005 and a terminal multiple of 6.5 as of January 31, 2006.  This multiple increased due to the fact that we believed that the changes made at the end of 2005 to the structure of the business along with certain management changes would get the profitability of this reporting unit back to its prior levels.

For the June 30, 2006 impairment analyses for the Wholesale Premium reporting unit the multiple was reduced from 6.5 to 6.0. The reasons for this change were addressed in our letter dated February 15, 2007 response No. 4.3 to your first inquiry. This response details the unfavorable events that took place in our Wholesale Premium business during fiscal 2007, which led the reporting unit to significantly alter the near-term outlook for the business.

For the Sterno business, the Company used a terminal multiple of 5.5 as of January 31, 2005 and a terminal multiple of 5.0 as of January 31, 2006.  The decrease in the terminal multiple for the Sterno reporting unit was driven by management’s outlook for reduced profitability of the business in 2006 due to higher commodity costs and increased competition from foreign manufacturers, which puts pressure on profit margins.

2.5.                            In addition, please address the following:

•                  Disclose why you reduced the discount rate for your Walter Drake trade name from 16% in 2005 to 15% in 2006. Please also disclose why you assume a royalty rate of 2.5% for this trade name, but only 2% for the other trade names.

Response:

With the integration of the Miles Kimball and Walter Drake businesses in 2005 and the first part of 2006, management felt that there was a certain degree of risk that the Walter Drake business would not integrate as successfully as planned and accordingly assigned a higher discount rate in 2005 to this trade name. The reduction in the discount rate in 2006 to 15% from 16% was based on the assumption that the integration would be completed successfully and synergies of the merger would be realized in 2006.

The 2.5% royalty rate for the Walter Drake trade name for the January 31, 2005 valuation was higher than the Miles Kimball and Exposures royalty rates due to its higher estimated earnings before interest and taxes (“EBIT”) margins and its brand recognition. The Walter Drake estimated EBIT margins were two hundred basis points higher than Miles Kimball at 6.5% versus 4.5%. The Walter Drake trade name has been in the marketplace since 1947 and has been known for its high quality value oriented products as compared to the less mature and less well known Exposures brand. The Exposures brand also generated less than one half product revenue as compared to Walter Drake or Miles Kimball in 2005. For the January 31, 2006 valuation, the royalty rate for the Exposures trade name was increased to 2.5% from 2.0% due to its higher estimated revenue growth rate of 9.5% for fiscal years 2007 and 2008 versus an estimated growth rate of 3.0% for Miles Kimball and Walter Drake.

Consolidated Statements of Earnings, page 35

3.             We have reviewed your responses to comment six. Please include the loss from the sale of Impact Plastics in 2006 within operating profit in future filings based on the guidance of paragraph 45 of SFAS 144.

Response:

We acknowledge your request to reclassify the loss from the sale of Impact Plastics in fiscal 2006 to include it within operating profit. Although we continue to believe that this loss is not material and that the fiscal 2006 financial statements are not materially misstated and have discussed this matter with our audit committee and our external auditors, we acknowledge that this loss is not properly recorded in accordance with SFAS 144.  As a result, we will modify the fiscal 2006 financial statements in our fiscal 2007 10-K filing to correct this item through a reclassification.  The following is the disclosure that we will include in our January 31, 2007 10-K filing in addition to reclassifying the $1.6 million loss in our fiscal 2006 financial statements.

Reclassification — In fiscal 2006, the Company recorded a pre-tax loss of $1.6 million from the sale of our Impact Plastics business (See Note 4 to the Consolidated Financial Statements).  This loss was originally recorded in “Foreign exchange and other” in the Consolidated Statements of Earnings in fiscal 2006 but should have been included as a component of operating profit.  The Company has corrected the classification of the $1.6 million loss by recording it in the “Administrative” line in our Consolidated Statements of Earnings for fiscal 2006. The following table displays the impact to the individual line items of the Consolidated Statements of Earnings.

	Fiscal 2006
	Originally Reported	As Now Reported
Adminstrative	$148,326	$149,946
Operating Profit	56,172	54,552
Foreign exchange and other	444	(1,176)

* * * * * * * * * * * * * * * * * *

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert H. Barghaus
Vice President and Chief Financial Officer

Appendix A

Critical Accounting Policies

(Note that the following disclosure has been marked for changes from our original response dated February 15, 2007)

Goodwill and other indefinite lived intangibles — Goodwill and other indefinite lived intangibles are subject to an assessment for impairment using a two-step fair value-based test and such other intangibles are also subject to impairment reviews, which must be performed at least annually, or more frequently if events or circumstances indicate that goodwill or other indefinite lived intangibles might be impaired.

The Company performs its annual assessment of impairment as of January 31, which is our fiscal year-end date.  For goodwill, the first step is to identify whether a potential impairment exists. This is done by comparing the fair value of a reporting unit to its carrying amount, including goodwill.  Fair value for each of our reporting units is estimated utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology. The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or net cash flows the asset will generate over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and the investment risk factors. The market multiple methodology estimates fair value based on what other participants in the market have recently paid for reasonably similar assets. Adjustments are made to compensate for differences between the reasonably similar assets and the assets being valued. If the fair value of the reporting unit exceeds the carrying value, no further analysis is necessary. The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques described above.  If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If fair value is less than the carrying amount, an impairment loss is reported as a reduction to the asset and a charge to operating expense. As a result of our 2006 goodwill impairment analysis, we recognized a goodwill impairment charge of $53.3 million in the Wholesale segment (See Note 9 to the Consolidated Financial Statements). The primary cause of the decrease in fair value for these Wholesale reporting units was a substantial decline in business performance during fiscal 2006 in addition to having a substantial restructuring of one of the component businesses. Also a separate reporting unit within the Wholesale segment experienced a failed product launch resulting in a shortfall to their outlook.

Our assumptions in the discounted cash flow methodology used to support recoverability include the reporting unit’s five year business outlook. The business outlook is a five year projection of the business unit’s financial performance.  The business outlook includes the cash generated from the reporting unit and certain assumptions for revenue growth, capital spending and profit margins. This serves as the basis for the discounted cash flow model in determining fair value. Additionally, the discount rate utilized in the cash flow model values the reporting unit to its net present value taking into consideration the time value of money, other investment risk factors and the terminal value of the business. For the terminal value, we used a multiple of earnings before income taxes, depreciation and amortization (“EBITDA”) multiplied by a certain factor for which an independent third party would pay for a similar business in an arms length transaction.  In determining this factor we used information that was available for similar transactions executed in the marketplace. The multiple of EBITDA used contemplates among other things the expected revenue growth of the business which in turn would require the use of a higher EBITDA multiple if revenue were expected to grow at a higher rate than normal.  The following circumstances could impact the Company’s cash flow and cause further impairments to reported goodwill:

•                  Unexpected increase in competition resulting in lower prices or lower volumes,

•                  Entry of new products into the marketplace from competitors,

•                  Lack of acceptance of the Company’s new products into the marketplace,

•                  Loss of key employee or customer,

•                  Significantly higher raw material costs, and

•                  Macro economic factors

For the Catalog & Internet reporting unit, the Company used a terminal multiple of 7.5 as of January 31, 2005 and a terminal multiple of 8.5 as of January 31, 2006.  This multiple increased due to our belief that the integration of the Miles Kimball and Walter Drake businesses was substantially complete and the benefits of the integration would be realized beginning in 2006 and that the problems and additional costs associated with the integration would not recur in the future.

For the Wholesale Premium business, the Company used a terminal multiple of 6.3 as of January 31, 2005 and a terminal multiple of 6.5 as of January 31, 2006.  This multiple increased due to the fact that we believed that the changes made at the end of 2005 to the structure of the business along with certain management changes would get the profitability of this reporting unit back to its prior levels.

For the Sterno business, the Company used a terminal multiple of 5.5 as of January 31, 2005 and a terminal multiple of 5.0 as of January 31, 2006.  The decrease in the terminal multiple for the Sterno reporting unit was driven by management’s outlook for reduced profitability of the business due to higher commodity costs and increased competition from foreign manufacturers, which puts pressure on profit margins.

The table below is a summary of estimated fair values as of January 31, 2005 and 2006 for those reporting units that either have fair values close to their carrying value or have declining fair values and assumptions used in comparison to the carrying values in assessing recoverability.

		Wholesale
	Catalog &	Wholesale
As of January 31, 2005 ($’s in millions).	Internet	Premium	Sterno
Estimated fair value	$149.7	$139.5	$54.6
Recorded carrying value of assets	136.1	133.8	49.7
Excess (impaired) value to recorded value	$13.6	$5.7	$4.9

Assumptions and other information:
Discount rate	11.0%	11.5%	13.5%
Revenue growth rate	3.0%	3.5%	3.0%
Tax rate	39.0%	39.0%	39.0%
Terminal multiple of EBITDA	7.5	6.3	5.5
Capital expenditures	$5.5	$7.5	$2.5
Goodwill at risk	74.5	75.1	34.8
Other long lived assets at risk	19.1	18.7	10.3

		Wholesale
	Catalog &	Wholesale
As of January 31, 2006 ($’s in millions).	Internet	Premium	Sterno
Estimated fair value	$149.9	$99.4	$57.0
Recorded carrying value of assets prior to impairment	143.7	142.7	67.0
Excess (impaired) value to recorded value	$6.2	$(43.3)	$(9.9)
Recorded carrying value of assets after impairment charge	$143.7	$100.5	$55.9

Assumptions and other information:
Discount rate	13.0%	13.0%	13.0%
Revenue growth rate	2.8%	3.5%	3.0%
Tax rate	39.0%	39.0%	39.0%
Terminal multiple of EBITDA	8.5	6.5	5.0
Capital expenditures	$10.5	$7.5	$3.3
Goodwill at risk before impairment	77.0	67.3	34.8
Goodwill at risk after impairment	77.0	25.1	23.7
Other long lived assets at risk	18.5	24.8	10.3

If, however, actual revenue growth, profit margins, costs and capital spending should differ significantly from the assumptions included in our business outlook used in the cash flow models the reporting units’ fair values could fall significantly below expectations and, additional impairment charges could be required to write down goodwill to its fair value and if necessary other long lived assets could be subject to a similar fair value test and possible impairment.  Long lived assets represent primarily fixed assets and other long term assets excluding goodwill and other intangibles.

There are two main assumptions that are used for the discounted cash flows analysis: First, the discount rate and second the revenue growth rate. This discount rate is used to value the gross cash flows expected to be derived from the business to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The revenue growth rate is based upon past revenue performance as well as the expected revenue growth using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow model if there is a higher degree of risk that the business outlook objectives might not be achieved. These risks are often based upon the business units past performance, competition, confidence in the business unit management, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business.

If management feels there is additional risk associated with the business outlook it will adjust the discount rate and terminal value accordingly. The terminal value is generally a multiple of EBITDA and is discounted to its net present value using the discount rate. Capital expenditures are included and are consistent with the historical business trend plus any known significant expenditures. If the outlook for the reporting units as of January 31, 2006 was to be less optimistic than we had assumed in our valuation model, whereby we increased the discount rate and decreased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet, and Wholesale Segments would have decreased by $274.3 million, $15.4 million and $42.5 million, respectively. For the Catalog & Internet segment, this reduction in fair value would have required the Company to perform a step two test for impairment, which compares the carrying value of goodwill to the estimated fair value of the goodwill. If the fair value of goodwill had been determined to be less than the carrying amount, an impairment would result in a reduction to goodwill and a charge to operating expense. For the Wholesale segment, the reduction in fair value would have resulted in an additional impairment of $42.5 million as the Company had previously completed a step two test for this segment. Conversely, if the outlook for the reporting units as of January 31, 2006 was more optimistic than we had assumed in our valuation model, whereby we decreased the discount rate and increased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet and Wholesale Segments would have increased by $238.3 million, $22.9 million and $67.6 million, respectively.  For the Wholesale Segment in which we recorded a goodwill impairment charge as of January 31, 2006 in the amount of $53.3 million, the above increase in fair value would have resulted in a decrease to the impairment charge of $28.9 million while the above decrease in fair value would have resulted in an increase in the impairment charge of $19.2 million.

The Company completed most of the integration of Miles Kimball and Walter Drake as of January 31, 2005. The purpose of this integration was to reduce costs, including overhead, of the two businesses. In 2006, sales were less than expected and less than the prior year primarily due to complications resulting from the integration of the businesses, specifically in the Sales, Merchandising and Marketing disciplines. Also during 2006 we discontinued one of the catalog titles that was not profitable, which contributed approximately $5.0 million in sales in 2005.  Although this catalog was re-launched in 2006 under a new name it did not contribute a significant amount to sales in 2006. As noted, the integration was substantially complete as of January 31, 2005 and as a result, as of January 31, 2005 and as of the date of our valuation, the complications that occurred during 2006 were not expected to occur. The discontinuation of the catalog title during 2006 was also not contemplated as of January 31, 2005.  In addition to the discontinuation of the catalog title and the complications from the integration experienced during 2006, we believe that macro economic factors that influence discretionary consumer spending negatively impacted sales in 2006. Even though these factors resulted in sales declines for the Catalog and Internet business during 2006, we estimated future revenue growth of 2.8% as of January 31, 2006 because there was no reason to believe that the issues which occurred during 2006 would recur in 2007 or in future years. The 2007 revenue projections assumed that the integration issues were resolved and that the macro economic factors that negatively impacted sales during 2006 would not continue in 2007.  Additionally, we had no plans to modify products or catalog titles that would negatively impact sales.

The factors noted above that led to a decline in sales during 2006 were deemed to be short term issues resulting from the recent acquisitions and integration of these businesses.  These matters were not perceived to impact the long-term value of the business.

The Company’s trade name and trademark intangible assets relate to the Company’s acquisitions of Miles Kimball and Walter Drake in fiscal 2004 and are reported in the Company’s Catalog & Internet Segment. The Company has approximately $28.1 million in trade names and trademarks as of January 31, 2006, whose fair value was determined at the dates of acquisition. The fair value of these trade names and trademarks as of January 31, 2006 was $30.2 million.

The Company performs its annual assessment of impairment for indefinite-lived intangible assets as of January 31, which is our fiscal year-end.  The Company uses the relief from royalty method to estimate the fair value for indefinite-lived intangible assets. The underlying concept of the relief from royalty method is that the inherent economic value of intangibles is directly related to the timing of future cash flows associated with the intangible asset. Similar to the income approach or discounted cash flow methodology used to determine the fair value of goodwill, the fair value of indefinite-lived intangible assets is equal to the present value of after-tax cash flows associated with the intangible asset based on an applicable royalty rate. The royalty rate is determined by using existing market comparables for royalty agreements using an intellectual property data base. The arms-length agreements generally support a rate that is a percentage of direct sales. This approach is based on the premise that the free cash flow is a more valid criterion for measuring value than “book” or accounting profits.

The Company carried forward the values for its indefinite-lived intangible assets from the valuations performed at the time of acquisition of the intangible assets in fiscal 2004 to January 31, 2005 as there were no significant changes in the businesses in the fiscal year following acquisition and we therefore believe the value of these indefinite-lived intangibles had not changed.  Even though there were short term challenges during 2005 resulting from the integration of the business, these matters were not relevant to the overall value of the underlying business.

The two primary assumptions used in the relief from royalty method are the discount rate and the royalty rate. This discount rate is used to value the expected net cash flows to be derived from the royalty to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The royalty rate is based upon past royalty performance as well as the expected royalty growth rate using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow analysis if there is a higher degree of risk that the estimated cash flows from the indefinite-lived intangible asset may not be fully achieved. These risks are often based upon the business units past performance, competition, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business. If, however, actual cash flows should fall significantly below expectations this could result in an impairment of our indefinite-lived intangible assets.  If as of January 31, 2006, the discount rate would have increased and the royalty rate would have decreased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have decreased by $13.2 million.  Conversely, if the discount rate would have decreased and the royalty rate would have increased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have increased by $15.5 million.

With the integration of the Miles Kimball and Walter Drake businesses in 2005 and the first part of 2006, management felt that there was a certain degree of risk that the Walter Drake business would not integrate as successfully as planned and accordingly assigned a higher discount rate in 2005 to this trade name. When these businesses were integrated successfully and completely, management reduced this discount rate from 16% in 2005 to 15% in 2006.

The 2.5% royalty rate used for the Walter Drake trade name valuation is higher than the Miles Kimball and Exposures royalty rates due to its higher estimated earnings before interest and taxes (“EBIT”) margins and its brand recognition. The Walter Drake estimated EBIT margins were two hundred basis points higher than Miles Kimball. The Walter Drake trade name has been in the marketplace since 1947 and has been known for its high quality value oriented products as compared to the less mature and less well known Exposures brand. The Exposures brand also generated less than one half of the product revenue as compared to Walter Drake or Miles Kimball in 2005. For the January 31, 2006 valuation, the royalty rate for the Exposures trade name was increased to 2.5% from 2.0% due to its higher estimated future revenue growth rate.